September 27, 2013

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Bemis Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-05277

Dear Mr. Hiller:

On behalf of Bemis Company, Inc., we hereby respond to the Staff’s comment letter dated September 19, 2013.  Set forth below is the Staff’s comment contained in the letter followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data, Page 29

Note 21 – Segments of Business, page 64

1.
We note that although you have provided net sales and long-lived assets disclosure for four geographic areas, you have not disclosed this type of information for your country of domicile, all other countries combined, and for individual countries where sales or long-lived assets are material. Please explain your reasons for limiting your disclosure in these respects and submit a schedule showing these details for each country in which you have operations, covering each year presented. Please submit the disclosure revisions that you propose to comply with FASB ASC 280-10-50-41.

Response

The Company respectfully advises the Staff that, in future filings commencing with the Form 10-K filing for the fiscal year ending December 31, 2013, we will disclose the revenue and long-lived assets attributed to the United States and Brazil consistent with ASC 280-10-50-41 in response to the Staff’s comment. No other country’s operations account for more than five percent of our consolidated net sales or long-lived assets.

Our current geographic disclosures provide information by region as we believe summary information for Europe and Asia-Pacific is useful to investors. We aggregated United States and Brazil sales into total North America and Latin America, respectively, to provide comparability across regions. The United States, our country of domicile, accounts for over 97% of revenues and long-lived assets in the North American region while Brazil accounts for at least 71% of revenues and long-lived assets in the Latin America region. As such, we believe the Company's disclosures have materially complied with ASC 280-10-50-41.

To address the SEC’s comment, while continuing to provide the additional information investors may find useful, we will modify our disclosures in a format consistent with that illustrated below:

Operations by geographic area (in millions)	2012	2011	2010
Net sales:
United States	$3,460.5	$3,517.2	$3,180.1
Brazil	712.5	810.3	739.4
Other Americas	363.9	345.8	332.8
Europe	470.2	548.7	526.4
Asia-Pacific	132.1	100.7	56.3
Total	$5,139.2	$5,322.7	$4,835.0

Long-lived assets:
United States	$938.3	$986.7	$1,027.0
Brazil	207.6	238.7	294.6
Other Americas	77.3	93.2	112.2
Europe	135.3	129.7	140.0
Asia-Pacific	54.1	39.8	15.8
Total	$1,412.6	$1,488.1	$1,589.6

STATEMENT

Bemis Company, Inc. acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the Staff’s comment.  If you have any questions, please contact the undersigned at (920) 527-5116.  Thank you for your time and consideration.

Sincerely,

BEMIS COMPANY, INC.

/s/ Jerry S. Krempa
Jerry S. Krempa, Vice President and Controller